

Mail Stop 4561

July 7, 2016

Howard Marks
Chief Executive Officer
XReal, Inc.
604 Arizona Avenue
Santa Monica, California 90401

> **Re:** **XReal, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 17, 2016**
> **File No. 024-10550**

Dear Mr. Marks:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2016 letter.

Use of Proceeds, page 13

1. We note your revised disclosure in response to prior comment 5. Please further revise to disclose the estimated number of investors and the total hosted fees you intend to pay to SearchEngine that are included in the offering costs.

Business

Strategy, page 15

2. As requested in prior comment 13, you have filed the agreement with Collision Studios. Please revise your disclosures to explain with more specificity the amount and timing of payments required to be made to Collision. For example, explain how the tuning fees

referenced in amendment Nos. 1 & 2 to the agreement and team bonus fees referenced in amendment No. 2, relate to the aggregate amount payable, which your disclosure indicates is $145,000 plus royalty payments. Additionally, we note that amendment no. 2 to the agreement does not appear to have been executed by Collision Studios. Please advise.

<u>Capitalization, page 35</u>

3.   We have reviewed your response to prior comment 10, however, we continue to believe that the receipt of proceeds in a best efforts offering is not factually supportable and should not be included in your pro forma capitalization table. As such, please remove all pro forma adjustments related to the sale of shares in this offering from your capitalization table. In addition, revise the "as adjusted" column to reflect only the change in capitalization related to your conversion to a Delaware Corporation in April 2016.

4.   We note your response to prior comment 11 and we continue to believe that your reclassification of the accumulated deficit of the LLC to retained earnings in the capitalization table do not comply with SAB Topic 4B. Please revise to reclassify the accumulated deficit of the LLC to additional paid in capital.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Mark J. Richardson, Esq.